OncoGenex Pharmaceuticals, Inc.
1522 217th Place SE, Suite 100
Bothell, WA 98021
December 23, 2009
Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	OncoGenex Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Definitive Proxy Statement filed on Schedule 14A File Number: 033-80623
Dear Mr. Rosenberg,
On behalf of OncoGenex Pharmaceuticals, Inc. (the “Company”), this letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated December 10, 2009 (“Comment Letter”) relating to the above-referenced matters. Set forth in italicized print below are the Staff’s comments, as set forth in the Comment Letter, followed by the Company’s responses.
Form 10-K for the Fiscal Year Ended December 31, 2008
Notes to Consolidated Financial Statement
Note 9, Income Tax, page 77
1.	Please revise your disclosure regarding the rate reconciliation to clarify what the line items “Expenses (income) not deducted (included) for tax purposes,” “Reversal of pre transaction income” and “Part VI.1 tax” represent and disclose the reasons for significant fluctuations in these line items from year to year. In addition, disclose the reason for adjustments in 2007 and 2006 for “effect of tax rate changes on deferred tax assets and liabilities” as you have only disclosed a tax rate change for 2008 from 34.12% to 34%.
Response:
The Company will make the following modifications to the Income Tax note disclosure in its Annual Report on Form 10-K to be filed for the fiscal year ended December 31, 2009:
•	With respect to the line item “Expenses (income) not deducted (included) for tax purposes”, we will provide the following additional disclosure: “The increase in 2008 from 2007 was primarily attributable to amounts recognized in connection with the reverse takeover by OncoGenex Technologies Inc. of Sonus Pharmaceuticals, Inc. (which subsequently changed its name to OncoGenex Pharmaceuticals, Inc.) (“Sonus”) during 2008 (the “Arrangement”), including facility-related charges and the conversion of redeemable convertible preferred shares into equity following the Arrangement.”

•	We will revise the line item description “Reversal of pre transaction income” to read “Reversal of tax effect of income of Sonus prior to the Arrangement”. We will also provide the following additional disclosure: “This line item represents the adjustment required to the 2008 tax provision for amounts associated with Sonus during the portion of the year prior to the Arrangement.”

•	We will revise the line item description “Part VI.1 tax” to read “Canadian Part VI.1 tax on redeemable convertible preferred shares”. We will also provide the following additional disclosure: “Canadian Part VI.1 tax on redeemable convertible preferred shares was accrued during each year such shares were outstanding. This tax would have been payable upon retraction of redeemable convertible preferred shares. These shares would have been retractable at any time after August 10. 2010. In 2008, subsequent to the completion of the Arrangement, all convertible redeemable preferred shares were converted into equity and as a result the associated aggregate tax liability was reversed.”

•	With respect to the line item “Effect of tax rate changes on deferred tax assets and liabilities”, we will provide the following additional disclosure: “This item also includes the impact of Canadian tax rates and changes in those rates. The Company’s Canadian subsidiary is subject to taxes in Canada at applicable rates in effect in that jurisdiction.” The statutory tax rate will also be disclosed for each of the three years in the rate reconciliation.
Definitive Proxy Statement filed on Schedule 14A
Compensation Discussion and Analysis
2008 Named Executive Officer Compensation
Cash Incentives, page 24
2.	Your Compensation Discussion and Analysis does not provide sufficient disclosure regarding the corporate objectives used to determine your executive officers’ short-term incentive award. Please provide us with draft disclosure for your 2010 proxy statement which provides the following:
•	The corporate objectives; and

•	A discussion of how the level of achievement will affect the actual bonuses to be paid.
Please confirm that you will also disclose the achievement of these objectives. To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified.

To the extent that you are concerned about the release of this information prior to the end of your fiscal year, you may request confidential treatment pursuant to Rule 83. In order to do this, please file on EDGAR your supplemental response requesting confidential treatment under Rule 83, redacting the information you argue to be confidential. Please note that only those words, numbers and phrases for which confidentiality is necessary should be redacted. Further, an unredacted copy of your supplemental response requesting Rule 83 treatment must be mailed directly to the Staff.
Additionally, please note that in order to keep your performance metrics confidential pursuant to Instruction 4 to Item 402(b) of Regulation S-K, you must submit an analysis supporting your conclusion that you are likely to suffer competitive harm if the information is disclosed. We are generally only willing to grant confidential treatment for performance goals if you can demonstrate how the disclosure of these goals will allow your competitors to discover information about break even points, cost structures relating to specific products or similarly sensitive information. In these instances, you must submit a detailed analysis, identifying the competitively harmful information and demonstrating how the information could be harmful to your company.
Response:
The Company’s Board of Directors (the “Board”) and Compensation Committee (“Committee”) have not yet had sufficient time to evaluate and approve the above-referenced disclosure for the Company’s 2010 proxy statement. The Company’s management will work with the Board and the Committee to be able to provide such draft disclosure to the Staff as soon as possible. For the foregoing reasons, we respectfully request an extension until January 31, 2010 to provide the requested response to question 2 of the Comment Letter.
Long-Term Incentive Awards, page 25
3.	We note your disclosure on page 25 that a component of long-term incentive award determination is based on individual performance. Your Compensation Discussion and Analysis does not disclose the individual objectives used to determine the amount of equity granted to your executive officers. Please provide us with draft disclosure for your 2010 proxy statement which provides the following:
•	The performance objectives; and

•	A discussion of how the level of achievement will affect the actual amounts of equity granted.
To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified. Please also confirm that you will disclose the level of achievement of these objectives.

Response:
The Board and Committee do not base the determination of long-term incentive awards of the executive officers upon any specific individual performance objectives. Rather, when evaluating individual performance, the Board and Committee undertake a subjective determination of the respective individual’s personal contribution to the successes of the Company and the individual’s performance of his or her job responsibilities. Because the Board’s and Committee’s evaluations of the individual performance of the executive officers is based upon their respective subjective determinations, rather than upon any specific performance objectives, the Company does not believe the requested disclosure is applicable.
In its 2010 proxy statement, the Company will clarify that the Board and Committee do not base the determination of long-term incentive awards of the executive officers upon any specific individual performance objectives.
Closing Comments
The Company hereby acknowledges to the Staff of the Commission the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
/s/ Stephen Anderson
Stephen Anderson,
Chief Financial Officer
cc: Christopher Doerksen, Dorsey & Whitney LLP

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